Exhibit 4.4

EXECUTIVE DEFERRED STAPLED UNIT PLAN

As Amended and Restated effective March 9, 2022

1.	PREAMBLE AND DEFINITIONS

1.1	Title.

The Plan described in this document shall be called the “Granite Real Estate Executive Deferred Stapled Unit Plan”.

1.2	Purpose of the Plan.

The purposes of the Plan are:

(a)	to promote a further alignment of interests between Employees and the holders of Stapled Units;

(b)	to associate a portion of Employees’ compensation with the returns achieved by holders of Stapled Units; and

(c)	to attract and retain Employees with the knowledge, experience and expertise required by the Corporation and the Granite Entities.

1.3	Definitions.

1.3.1

“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and Stock Exchange Rules.

1.3.2

“Beneficiary” means, subject to Applicable Law, an individual who has been designated by a Participant, in such form and manner as the Committee may determine, to receive benefits payable under the Plan upon the death of the Participant, or, where no such designation is validly in effect at the time of death, the Participant’s legal representative.

1.3.3

“Black-Out Period” means a period of time imposed by the Board pursuant to the Insider Trading and Blackout Policy of the Corporation and Granite REIT upon certain designated persons during which those persons may not trade in any securities of the Corporation and Granite REIT, including Stapled Units.

1.3.4	“Board” means the Board of Directors of the Corporation.

1.3.5	“Cause” in respect of a Participant means “just cause” “or “cause” for Termination by the Corporation or any Granite Entity as determined under Applicable Law.

1.3.6	“Change in Control” means:

(a)

the issuance to, or acquisition by any person, or group of persons acting in concert, directly or indirectly, including through an arrangement or other form of reorganization, of Stapled Units which in the aggregate carry 50.1% or more of the total voting rights under all of the then issued and outstanding Stapled Units;

(b)	the sale of all or substantially all of the assets of Granite REIT; or

(c)	an event that the Board determines to be a Change in Control has occurred for the purposes of this Plan.

1.3.7	“Code” means the means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

1.3.8	“Committee” means the Compensation Committee of the Board, or such other the committee of the Board as is designated by the Board to administer the Plan from time to time.

1.3.9	“Corporation” means Granite REIT Inc. and any successor company whether by amalgamation, merger or otherwise.

1.3.10	“Deferred Stapled Unit” means either an RSU or a PSU as the context requires.

1.3.11	“Deferred Stapled Unit Account” has the meaning set out in Section 5.1.

1.3.12	“Directors” means the directors of the Corporation from time to time.

1.3.13	“Disability” means either:

(a)

subject to (b) below, a Participant’s physical or mental incapacity that prevents him from substantially fulfilling his duties and responsibilities on behalf of the Corporation or, if applicable, any Granite Entity, as determined by the Committee and, in the case of a Participant who is an employee of the Corporation or other Granite Entity, in respect of which the Participant commences receiving, or is eligible to receive, disability benefits under the Corporation’s or a Granite Entity’s long-term disability plan; or

(b)	where a Participant has a written employment agreement with the Corporation or other Granite Entity, “Disability” as defined in such employment agreement if applicable.

1.3.14	“Disability Date” means, in relation to a Participant, that date determined by the Committee to be the date on which the Participant experienced a Disability.

1.3.15

“Employee” means an individual employed by the Corporation or a Granite Entity who, by the nature of his or her position or job is, in the opinion of the Committee, in a position to contribute to the success of the Corporation or Granite Entity.

1.3.16	“Employed” means, with respect to a Participant, that:

(a)	he is rendering services to the Corporation or any Granite Entity; or

(b)

he is not actively rendering services to the Corporation or any Granite Entity due to an approved leave of absence, maternity or parental leave, sickness or other short-term disability leave, or leave on account of Disability.

1.3.17	“Granite Entity” means Granite REIT or any subsidiary of, partnership or trust other entity controlled by, the Corporation or Granite REIT, including, without limitation, Granite Real Estate Inc.

1.3.18	“Granite REIT” means Granite Real Estate Investment Trust.

1.3.19	“Grant” means a grant of Deferred Stapled Units made pursuant to Section 3.1.

1.3.20

“Grant Agreement” means an agreement between the Corporation and a Participant under which a Grant is made, as contemplated by Section 3.1, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan.

1.3.21	“Grant Date” means the effective date of a Grant.

1.3.22	“Grant Value” means the dollar amount allocated to an Employee in respect of a Grant as contemplated by Section 3.

1.3.23	“Insider” has the meaning set forth in the applicable rules of the Stock Exchange.

1.3.24	“Market Value” means:

(a)

except where clause (b) of this Section 1.3.24 applies, with respect to any particular date, the volume weighted average trading price per Stapled Unit on the Stock Exchange on which the highest volume of Stapled Units is traded on the relevant day(s) during the immediately preceding (five 5) Trading Days, or if the Stapled Units are not listed on any Stock Exchange, then the Market Value shall be the value established by the Committee acting in good faith;

(b)

in connection with the settlement of Deferred Stapled Units that Vest as a result of a Change in Control, the value attributed to a Stapled Unit for purposes of the transaction or series of transactions giving rise to such Change in Control, or, where there is no such value, the value determined in accordance with the formula in clause (a) of this Section 1.3.21 as at the effective date of the Change in Control.

1.3.25	“Participant” has the meaning set forth in Section 3.2.1.

1.3.26

“Performance Conditions” means such financial, personal, operational or transaction-based performance criteria as may be determined by the Committee in respect of a Grant to any Participant or Participants and set out in a Grant Agreement. Performance Conditions may apply to the Corporation, a Granite Entity, the Corporation and Granite Entities as a whole, a business unit of the Corporation or any Granite Entity or group comprised of the Corporation and some Granite Entities or a group of Granite Entities, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a preestablished target or milestone, to previous years’ results or to a designated comparator group, or otherwise, and may result in the percentage of Vested PSUs in a Grant exceeding 100% of the PSUs initially determined in respect of such Grant pursuant to Section 3.2.2.

1.3.27	“Performance Period” means, with respect to PSUs, the period specified by the Committee for achievement of any applicable Performance Conditions as a condition to Vesting.

1.3.28	“Plan” means this Granite Real Estate Executive Deferred Stapled Unit Plan, including any schedules or appendices hereto, as amended from time to time.

1.3.29

“PSU” means a right, granted to a Participant in accordance with Section 3, to receive a Stapled Unit or the Market Value of one Stapled Unit, that generally becomes Vested, if at all, subject to the attainment of certain Performance Conditions and satisfaction of such other conditions to Vesting, if any, as may be determined by the Committee.

1.3.30

“RSU” means a right granted to a Participant in accordance with Section 3, to receive a Stapled Unit or the Market Value of one Stapled Unit, that generally becomes Vested, if at all, following a period of continuous employment of the Participant with the Corporation or a Granite Entity.

1.3.31	“Stapled Unit” means a means a security consisting of a unit of Granite REIT and a common share of the Corporation which trade together.

1.3.32	“Stapled Unitholder” means, at any particular time, a holder of Stapled Units at that time.

1.3.33

“Stock Exchange” means the Toronto Stock Exchange, the New York Stock Exchange, or any other stock exchange that is a “designated stock exchange” for the purposes of the Income Tax Act (Canada) or, if the Stapled Units are not listed on any stock exchange, the over-the-counter market.

1.3.34	“Stock Exchange Rules” means the applicable rules of any stock exchange upon which shares of the Corporation are listed.

1.3.35

“Termination” means (i) the termination of a Participant’s active Employment with the Corporation or a Granite Entity (other than in connection with the Participant’s transfer to employment with the Corporation or a Granite Entity), being the earlier of the date on which the Participant ceases to render services to the Corporation or Granite Entity, as applicable, and the date on which the Corporation or a Granite Entity, as applicable, delivers notice of the termination of the Participant’s employment to him or her, whether such termination is lawful or otherwise, without giving effect to any period of notice or compensation in lieu of notice, but not including a Participant’s absence from active work during a period of vacation, temporary illness, authorized leave of absence, maternal or parental leave or leave on account of Disability, provided that in the case of a Participant who does not return to active employment with the Corporation or a Granite Entity immediately following a period of absence due to vacation, temporary illness, authorized leave of absence, maternal or parental leave or leave on account of Disability, such cessation shall be deemed to occur on the last day of such period of absence, and “Terminated” shall be construed accordingly.

1.3.36

“Time Vesting” means any conditions relating to continued service with the Corporation or a Granite Entity for a period of time in respect of the Vesting of Deferred Stapled Units determined by the Committee.

1.3.37	“Trading Day” means any date on which any Stock Exchange is open for the trading of Stapled Units and on which Stapled Units are actually traded.

1.3.38	“Trustee” means the trustee of a Unit Purchase Trust.

1.3.39

“Unit Purchase Trust” means a trust established pursuant to Section 4.3 to hold Stapled Units for delivery from time to time to Participants upon exercise or settlement of Vested Deferred Stapled Units, that is established and maintained in accordance with the Applicable Law.

1.3.40	“US Taxpayer” means an individual who is:

(a)	employed in the United States;

(b)	a citizen of the United States;

(c)	a resident of the United States for purposes of the Code; or

(d)	otherwise subject to tax under the Code in respect of any amounts payable or Stapled Units issuable or deliverable under this Plan.

1.3.41

“Valuation Date” means the date as of which the Market Value is determined for purposes of calculating the number of Deferred Stapled Units included in a Grant, which unless otherwise determined by the Committee shall be the Grant Date of such Grant.

1.3.42

“Vested” means the applicable Time Vesting, Performance Conditions and/or any other conditions for payment or other settlement (subject to any conditions on such payment or settlement imposed in respect of US Taxpayers under the Special Appendix hereto) in relation to a whole number, or a percentage (which may be more or less than 100%) of the number, of PSUs or RSUs determined by the Committee in connection with a Grant of PSUs or Grant of RSUs, as the case may be, (i) have been met; (ii) have been waived or deemed to be met pursuant to Section 6.6 or 6.7; (iii) or are otherwise waived pursuant to Section 3.3, and “Vesting” and “Vest” have corresponding meanings.

1.3.43

“Vesting Date” means the earliest date on which the applicable Time-Vesting, Performance Conditions and/or any other conditions for a Deferred Stapled Unit becoming Vested are met, deemed to have been met or waived as contemplated in Section 1.3.42.

1.3.44

“Vesting Period” means, with respect to a Grant, the period specified by the Committee, commencing on the Grant Date and ending on the last Vesting Date for Deferred Stapled Units subject to such Grant which, unless otherwise determined by the Committee, shall not be later than November 1 of the third year following the year that includes the Grant Date.

2.	CONSTRUCTION AND INTERPRETATION

2.1	Gender, Singular, Plural. In the Plan, references to the masculine include the feminine; and references to the singular shall include the plural and vice versa, as the context shall require.

2.2

Governing Law. The Plan shall be governed and interpreted in accordance with the laws of the Province of Ontario and any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of Ontario.

2.3

Severability. If any provision or part of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.4

Headings, Sections. Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained. A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.

3.	SHARE UNIT GRANTS AND VESTING PERIODS

3.1	Grant of Deferred Stapled Units.

Unless otherwise determined by the Board, the Plan shall be administered by the Committee.

The Committee shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan, including, without limitation, the authority:

(a) to make Grants of Deferred Stapled Units;

(b) to determine the Grant Date for Grants, if not the date on which the Committee determines to make such Grants, provided that the Committee shall ensure that no Grant Date falls within a Blackout Period or within the first five Trading Days immediately following a Blackout Period;

(c) to determine the Employees to whom, and the time or times at which Grants shall be made and shall become issuable;

(d) to determine the Grant Value and the Valuation Date (if not the Grant Date) for each Grant and accordingly the number of Deferred Stapled Units to be covered by each Grant in accordance with Section 3.2;

(e) to approve or authorize the applicable form and terms of the related Grant Agreements;

(f) to determine the terms and conditions of Grants granted to any Participant, including, without limitation, (A) the type of Deferred Stapled Unit, (B) the number of RSUs or PSUs subject to a Grant, (C) the Vesting Period(s) applicable to a Grant, (D) the conditions to the Vesting of any Deferred Stapled Units granted hereunder, including terms relating to Performance Conditions, Time Vesting and/or other Vesting conditions, any multiplier that may apply to Deferred Stapled Units subject to a Grant in connection with the achievement of Vesting conditions, the Performance Period for PSUs and the conditions, if any, upon which Vesting of any Deferred Stapled Unit will be waived or accelerated without any further action by the Committee, (E) the circumstances upon which a Deferred Stapled Unit shall be forfeited, cancelled or expire, (F) the consequences of a Termination with respect to a Deferred Stapled Unit, (G) subject to Section 4, the manner and time of exercise or settlement of Vested Deferred Stapled Units, and (H) whether and the terms upon which any Stapled Units delivered upon exercise or settlement of a Deferred Stapled Unit must continue to be held by a Participant for any specified period;

(g) to determine whether and the extent to which any Performance Conditions or other criteria applicable to the Vesting of a Deferred Stapled Unit have been satisfied or shall be waived or modified;

(h) to amend the terms of any outstanding Grant under the Plan or Grant Agreement provided, however, that no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a Participant with respect to any then outstanding Deferred Stapled Unit without his or her consent in writing and provided further, however, that the Committee may amend the terms of a Deferred Stapled Unit or Grant Agreement without the consent of the Participant for purposes of complying with Applicable Law;

(i) to determine whether, and the extent to which, adjustments shall be made pursuant to Section 5.3 and the terms of any such adjustments;

(j) to interpret the Plan and Grant Agreements;

(k) to prescribe, amend and rescind such rules and regulations and make all determinations necessary or desirable for the administration and interpretation of the Plan and Grant Agreements;

(l) to determine the terms and provisions of Grant Agreements (which need not be identical) entered into in connection with Grants; and

(m) to make all other determinations deemed necessary or advisable for the administration of the Plan.

3.2	Eligibility and Award Determination.

3.2.1

In determining the Employees to whom Grants are to be made (“Participants”) and the Grant Value for (and accordingly the number of Deferred Stapled Units to be covered by) each Grant (subject to adjustment in accordance with Time Vesting or Performance Conditions), the Committee shall take into account the terms of any written employment agreement between an Employee and the Corporation or a Granite Entity and may take into account such other factors as it shall determine in its sole and absolute discretion.

3.2.2

The number of Deferred Stapled Units to be covered by each Grant shall be determined by dividing the Grant Value for such Grant by the Market Value of a Stapled Unit as at the Valuation Date for such Grant, rounded up to the next whole number.

3.2.3

For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee’s decision to approve a Grant in any period shall not require the Committee to approve a Grant to any Participant in any other period; nor shall the Committee’s decision with respect to the size or terms and conditions of a Grant in any period require it to approve a Grant of the same or similar size or with the same or similar terms and conditions to any Participant in any other period. The Committee shall not be precluded from approving a Grant to any Participant solely because such Participant may have previously received a Grant under this Plan or any other similar compensation arrangement of the Corporation or any Granite Entity. No Employee has any claim or right to receive a Grant except as may be provided in a written employment agreement between an Employee and the Corporation or any Granite Entity.

3.2.4

Each Grant Agreement shall set forth, at a minimum, the type and Grant Date of the Grant evidenced thereby, the number of RSUs or PSUs subject to such Grant, the applicable Vesting conditions, the applicable Vesting Period(s) and the treatment of the Grant upon Termination and may specify such other terms and conditions consistent with the terms of the Plan as the Committee shall determine or as shall be required under any other provision of the Plan. The Committee may include in a Grant Agreement terms or conditions pertaining to confidentiality of information relating to the Corporation’s operations or businesses which must be complied with by a Participant including as a condition of the grant or Vesting of Deferred Stapled Units.

3.3

Discretion of the Committee. Notwithstanding any other provision hereof or of any applicable instrument of grant, the Committee may accelerate or waive any condition to the Vesting of any Grant, all Grants, any class of Grants or Grants held by any group of Participants.

3.4

Effects of Committee’s Decision. Any interpretation, rule, regulation, determination or other act of the Committee hereunder shall be made in its sole discretion and shall be conclusively binding upon all persons.

3.5

Liability Limitation. No member of the Committee, the Board or any officer or employee of the Corporation or a Granite Entity shall be liable for any action or determination made in good faith pursuant to the Plan or any Grant Agreement under the Plan. To the fullest extent permitted by law, the Corporation and the Granite Entities shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan or a Unit Purchase Trust by reason of the fact that such person is or was a member of the Committee or the Board or is or was an officer or employee of the Corporation or any Granite Entity.

3.6

Delegation and Administration. The Committee may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to any one or more directors, officers or employees of the Corporation as it may determine from time to time, on terms and conditions as it may determine, except the Committee shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law. The Committee may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan or any aspect of it, except that the Committee shall not, and shall not be permitted to, appoint or engage such a trustee, custodian or administrator to the extent such appointment or engagement is not consistent with Applicable Law.

4.	RESERVATION OF STAPLED UNITS AND ESTABLISHMENT OF UNIT PURCHASE TRUST.

4.1

Reservation of Stapled Units. Subject to Section 4.2, the maximum number of Stapled Units which may issued pursuant to the Plan is 1,000,000 (one million). No one Participant may receive any Grant which, together with all Grants then held by such Participant, would permit such Participant to be issued a number of Stapled Units which is greater than 1% of the total outstanding Stapled Units. In addition: (i) the number of Stapled Units issuable to Insiders at any time, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the total outstanding Stapled Units; and (ii) the number of Stapled Units issued to Insiders, within any one year period, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the total outstanding Stapled Units.

4.2

Issuance of Stapled Units Subject to Applicable Law. Notwithstanding Section 4.1, the Corporation and Granite REIT shall have no obligation to issue Stapled Units in respect of any Deferred Stapled Unit under the Plan and shall not issue Stapled Units under the Plan unless such issuance complies with Applicable Law, including, for greater certainty, any Stock Exchange Rules with respect to Stapled Unitholder approval of the Plan or the reservation or issuance of Stapled Units thereunder.

4.3

Establishment of Unit Purchase Trusts. From time to time, the Corporation may establish and maintain one or more Unit Purchase Trusts, on such terms and conditions as the Committee shall determine, and may contribute cash for the purchase of Stapled Units thereto, on its own behalf and/or on behalf of such Granite Entities as the Corporation may determine. No US Taxpayer shall be a beneficiary of a Unit Purchase Trust that is resident outside the United States.

4.4

Purchase of Stapled Units. Any stapled Units that may be delivered to Participants in connection with the exercise or settlement of Grants from a Unit Purchase Trust shall be purchased through the facilities of any Stock Exchange by the Trustee acting through a broker designated by the Trustee, who is a member of the Stock Exchange through which the purchase is made. Subject to the foregoing part of this Section 4.4, any such designation of a broker may be changed from time to time.

5.	ACCOUNTS, DIVIDEND EQUIVALENTS AND REORGANIZATION

5.1

Deferred Stapled Unit Account. An account, called a “Deferred Stapled Unit Account”, shall be maintained by the Corporation, or a Granite Entity, as specified by the Committee, for each Participant and will be credited with such notional grants of Deferred Stapled Units as are received by a Participant from time to time pursuant to Sections 3.1 and 3.2 and any distribution equivalent Deferred Stapled Units received pursuant to Section 5.2. Deferred Stapled Units that fail to vest to a Participant and are forfeited pursuant to Section 6, or that are paid out to the Participant or his or her Beneficiary, shall be cancelled and shall cease to be recorded in the Participant’s Deferred Stapled Unit Account as of the date on which such Deferred Stapled Units are forfeited or cancelled under the Plan or are paid out, as the case may be. For greater certainty, where Participant is granted both RSUs and PSUs, such RSUs and PSUs shall be recorded separately in the Participant’s Deferred Stapled Unit Account.

5.2

Distribution Equivalent Deferred Stapled Units. A Grant Agreement relating to a grant of RSUs or PSUs may, but need not, provide for the accrual of distribution equivalent amounts for the account of the Participant as hereinafter provided or the payment of cash distribution equivalents or payments of cash distributions from a Unit Purchase Trust to a Participant with respect to cash distributions paid in the ordinary course to shareholders in respect of outstanding Stapled Units. If a Grant Agreement provides that distribution equivalent amounts will be accrued in respect of RSUs or PSUs, if and when cash distributions are paid with respect to Stapled Units to shareholders of record as of a record date occurring during the period from the Grant Date under the Grant Agreement to the date of settlement of the RSUs or PSUs granted thereunder, a number of dividend equivalent RSUs or PSUs, as the case may be, shall be granted to the Participant who is a party to such Grant Agreement equal to the number of RSUs or PSUs, as the case may be (including fractional RSUs or PSUs), having a Market Value, as of the payment date for such distributions, equal to the product of (i) the cash distribution paid with respect to a Stapled Unit multiplied by (ii) the number of RSUs or PSUs subject to such Grant (including distribution equivalent RSUs or PSUs previously granted in connection with such RSUs or PSUs) as of the record date for the distribution. The additional RSUs or PSUs granted to a Participant shall be subject to the same terms and conditions, including Vesting and settlement terms, as the RSUs or PSUs, as the case may be, to which they are attributable.

5.3

Adjustments. Notwithstanding any other provision of the Plan, in the event of any change in the Stapled Units by reason of any stock or trust unit distribution, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination, exchange or unstapling of Stapled Units or distribution of rights to holders of Stapled Units or any other form of corporate or trust reorganization whatsoever, a proportionate adjustment to reflect such change or changes shall be made with respect to the number of Deferred Stapled Units outstanding under the Plan, or securities into which the Stapled Units are changed or are convertible or exchangeable may be substituted for Stapled Units under this Plan, on a basis proportionate to the number of Deferred Stapled Units in the Participant’s Deferred Stapled Unit Account or some other appropriate basis, all as determined by the Committee in its sole discretion.

6.	VESTING AND SETTLEMENT OF SHARE UNITS

6.1

Settlement. A Participant’s Deferred Stapled Units shall be settled, by a distribution as provided below to the Participant or his or her legal representative, upon or as soon as reasonably practicable following the Vesting thereof in accordance with Section 6.4, 6.6, or 6.7, as the case may be, subject to payment or other satisfaction of all related withholding obligations in accordance with Section 9.2 and the terms of the applicable Grant Agreement. Except as otherwise provided in Section 6.2, in all events Deferred Stapled Units will be settled within sixty (60) days following the Vesting or deemed Vesting thereof. Settlement shall be made in cash, Stapled Units delivered from a Unit Purchase Trust or, subject to Sections 4.1 and 4.2, Stapled Units issued by the Corporation and Granite REIT, or any combination thereof, as determined by the Committee. Settlement of Deferred Stapled Units in Stapled Units shall be made by delivery by the Trustee of one Stapled Unit from the applicable Unit Purchase Trust, or, subject to Sections 4.1 and 4.2, by the issuance of one Stapled Unit for each such whole Deferred Stapled Units then being settled. Settlement of Deferred Stapled Units in cash shall be made by payment to the Participant of an aggregate amount equal to the product of:

A the Market Value of a Stapled Unit on the applicable settlement date specified by the Committee, or on the effective date of a Change in Control where Section 6.7 applies multiplied by

B the number of Deferred Stapled Units then being settled. Fractional Deferred Stapled Units shall be settled by way of a cash payment determined on the basis set out above.

6.2	Postponed Settlement. If a Participant’s Deferred Stapled Units would, in the absence of this Section 6.2,

(a)

be settled within a Blackout Period, such settlement shall be postponed until the 6th Trading Day following the end of such Blackout Period, except that if the Vesting Date of such Deferred Stapled Units would fall within the final year of the relevant Vesting Period settlement shall be postponed until the earlier of the 6th Trading Day following the end of such Blackout period and December 31 of such final year of the Vesting Period; or

(b)

be settled between the record date for dividends on the Stapled Units and the payment date of such distributions, such settlement shall be postponed until the earlier of the payment date of such dividends and December 31 of the year that includes the Vesting Date of such Deferred Stapled Units and where settlement is postponed to December 31 of a year, for the purposes of Section 5.2 such December 31 shall be deemed to be the payment date of the dividends.

6.3

Failure to Vest. For greater certainty, a Participant shall have no right to receive Stapled Units or a cash payment, as compensation, damages or otherwise, with respect to any RSUs or PSUs that do not become Vested.

6.4

Continued Employment. Subject to this Section 6, Deferred Stapled Units subject to a Grant and distribution equivalent Deferred Stapled Units credited to the Participant’s Deferred Stapled Unit Account in respect of such Deferred Stapled Units shall vest in such proportion(s) and on such Vesting Date(s) as may be specified in the Grant Agreement governing such Grant provided that the Participant is Employed on the relevant Vesting Date. For greater certainty, a Participant shall not be considered to be Employed on a Vesting Date if, prior to such Vesting Date, such Participant received a payment in lieu of notice of Termination of employment, whether under a contract of employment, as damages or otherwise.

6.5

Termination of Employment for Cause or Resignation. Unless the terms of the applicable Grant Agreement or a Participant’s written employment agreement with the Corporation or a Granite Entity provide otherwise, in the event a Participant’s employment is Terminated for Cause by the Corporation, or a Granite Entity, as applicable, or a Participant’s employment with the Corporation or a Granite Entity Terminates as a result of the Participant’s resignation, no Deferred Stapled Units, that have not Vested and been settled prior to the date of the Participant’s Termination for Cause or the date on which the Participant submits his or her resignation, as the case may be, including distribution equivalent Deferred Stapled Units in respect of such Deferred Stapled Units, shall Vest and all such Deferred Stapled Units shall be forfeited immediately.

6.6

Termination of Employment without Cause, Death or Disability. Subject to Section 6.7, unless the terms of the applicable Grant Agreement or Participant’s written employment agreement with the Corporation or any Granite Entity provide otherwise, in the event a Participant’s employment is Terminated by the Corporation, or a Granite Entity, as applicable, without Cause, the Participant dies or experiences a Disability prior to the end of a Vesting Period relating to a Grant:

(a)	the number of RSUs determined by the formula A x B/C, where

A	equals the total number of RSUs relating to such Grant that have not previously Vested and distribution equivalent RSUs in respect of such RSUs,

B

equals the total number of months between (i) the first day of the Vesting Period relating to such Grant, or if the RSUs are subject to more than one Vesting Date during the Vesting Period, the most recent Vesting Date of RSUs included in such Grant that precedes the Participant’s date of Termination, date of death or Disability Date, as the case may be, and (ii) the Participant’s date of Termination, date of death or Disability Date, as the case may be (rounded up to the nearest whole number of months), and

C

equals the total number of months between the date determined for purposes of clause (i) in B above and the last day of the Vesting Period relating to such Grant (rounded up to the nearest whole number of months), shall be become Vested RSUs on such date of Termination, date of death or Disability Date; and

(b)	the number of PSUs, if any, determined by the formula A x B/C, where

A

equals the total number of PSUs relating to such Grant that have not previously Vested and dividend equivalent PSUs in respect of such PSUs that would have Vested assuming the Participant was Employed by the Corporation or any Granite Entity until the end of the applicable Vesting Period (and, for greater certainty, taking into account the extent to which the Performance Conditions applicable to such Grant of PSUs were achieved),

B

equals the total number of months between (i) the first day of the Vesting Period relating to such Grant, or if the PSUs are subject to more than one Vesting Date during the Vesting Period, the most recent Vesting Date of PSUs included in such Grant that precedes the Participant’s date of Termination, date of death or Disability Date, as the case may be, and (ii) the Participant’s date of Termination, date of death or Disability Date, as the case may be (rounded up to the nearest whole number of months), and

C

equals the total number of months between the date determined for purposes of clause (i) in B above and the last day of the Vesting Period relating to such Grant (rounded up to the nearest whole number of months), shall Vest at the end of Vesting Period relating to such Grant of PSUs.

6.7

Change in Control. In the event of a Change in Control prior to the end of the Vesting Period relating to a Grant, and subject to the terms of a Participant’s written employment agreement with the Corporation or any Granite Entity and the applicable Grant Agreement, the Committee may determine, in its sole discretion:

(a)

that all Deferred Stapled Units that have not previously Vested shall become Vested Deferred Stapled Units on the effective date of the Change in Control, provided that, in the case of a Grant of PSUs, the total number of Deferred Stapled Units relating to such Grant shall be the number of PSUs specified in the Grant Agreement for such Grant without giving effect to any potential increase or decrease in such number as a result of graduated Performance Conditions permitting Vesting of more or less than 100% of the PSUs in a Grant. Deferred Stapled Units that Vest in accordance with this Section shall be settled through the issuance of Shares or the payment of cash, as determined by the Committee, immediately upon Vesting; or

(b)

that for any Deferred Stapled Unit there shall be substituted an entitlement to cash or such other securities into which Stapled Units are changed, or are convertible or exchangeable, on a basis proportionate to the number of Stapled Units to which the Grantee would otherwise be entitled or some other appropriate basis.

7.	CURRENCY

7.1

Currency. Except where the context otherwise requires, all references in the Plan to currency refer to lawful Canadian currency. Any amounts required to be determined under this Plan that are denominated in a currency other than Canadian dollars shall be converted to Canadian dollars at the applicable Bank of Canada noon rate of exchange on the date as of which the amount is required to be determined.

8.	SHAREHOLDER RIGHTS

8.1

No Rights to Stapled Units. Deferred Stapled Units are not Stapled Units and a Grant of Deferred Stapled Units will not entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

9.	MISCELLANEOUS

9.1

Compliance with Laws and Policies. The Corporation’s obligation to make any payments or issue or require the delivery of any Stapled Units hereunder is subject to compliance with Applicable Law. Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant will, at all times, act in strict compliance with Applicable Law and all other laws and any policies of the Corporation applicable to the Participant in connection with the Plan including, without limitation, furnishing to the Corporation all information and undertakings as may be required to permit compliance with Applicable Law.

9.2

Withholdings. So as to ensure that the Corporation or any Granite Entity or the Trustee of a Unit Purchase Trust, as applicable, will be able to comply with the applicable provisions of any federal, provincial, or local law relating to the withholding of tax or other required deductions, the Corporation, Granite Entity, or the Trustee of a Unit Purchase Trust as applicable, shall withhold or cause to be withheld from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary, or may sell or require a participant to sell Stapled Units and apply, or require the Participant to apply, the proceeds of such sale to permit the Corporation or the other Granite Entity, as applicable, to so comply.

9.3

No Right to Continued Employment. Nothing in the Plan or in any Grant Agreement entered into pursuant hereto shall confer upon any Participant the right to continue in the employ or service of the Corporation or any other Entity, to be entitled to any remuneration or benefits not set forth in the Plan or a Grant Agreement or to interfere with or limit in any way the right of the Corporation or any Granite Entity to terminate Participant’s employment or service arrangement with the Corporation or any Granite Entity.

9.4

No Additional Rights. Neither the designation of an employee as a Participant nor the grant of any Deferred Stapled Units to any Participant entitles any person to the grant, or any additional grant, as the case may be, of any Deferred Stapled Units under the Plan.

9.5

Amendment, Termination. The Plan and any Grant made pursuant to the Plan may be amended, modified or terminated by the Board without approval of Stapled Unitholders. Notwithstanding the foregoing, the Plan or any Grant may not be amended without Stapled Unitholder approval to:

(a)	increase the number of Stapled Units issuable on settlement of outstanding Deferred Stapled Units at any time pursuant to Section 4.1;

(b)	permit a Participant to transfer or assign Deferred Stapled Units to a new beneficial holder other than as set forth in Sections 9.7 and 10.1;

(c)	increase the number of Stapled Units that may be issued to Insiders above the restrictions contained in Section 4.1;

(d)	add additional categories of Participants; or

(e)	amend this Section 9.5 to delete any of (a) through (d) above.

In addition, no amendment to the Plan or Grants made pursuant to the Plan may be made without the consent of a Participant, if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant under the Plan, except that Participant consent shall not be required where the amendment is required for purposes of compliance with Applicable Law.

9.6	Administration Costs. The Corporation will be responsible for all costs relating to the administration of the Plan.

9.7

Designation of Beneficiary. Subject to the requirements of Applicable Law, a Participant may designate a Beneficiary, in writing, to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form as may be prescribed by the Committee from time to time. A Beneficiary designation under this Section 9.7 and any subsequent changes thereto shall be filed with the General Counsel of the Corporation.

10.	ASSIGNMENT

10.1	Assignment. Subject to Section 9.7, the assignment or transfer of the Deferred Stapled Units, or any other benefits under this Plan, shall not be permitted other than by operation of law.

11.	EFFECTIVE DATE

11.1	The Plan was effective on August 7, 2011 and is amended and restated effective January 3, 2013.

Special Appendix

to

GRANITE REAL ESTATE

EXECUTIVE DEFERRED STAPLED UNIT PLAN

Special Provisions Applicable to Participants Subject to Section 409A of the United States

Internal Revenue Code

This appendix sets forth special provisions of the Granite Real Estate Executive Deferred Stapled Unit Plan (the “Plan”) that apply to US Taxpayers who are Participants notwithstanding any other provisions of the Plan. Terms defined elsewhere in the Plan and used herein shall have the meanings set forth in the Plan document, as amended from time to time.

Definitions

For purposes of this Special Appendix:

“Change in Control” means an event that meets the definition of “Change in Control” as set out in Section 1.3.6 of the Plan and also constitutes a “change in ownership”, a “change in effective control” and / or a “change in the ownership of a substantial portion of the assets” of the Corporation as defined under United States Treasury Regulation Section 1.409A-3(i)(5).

“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

“Section 409A” means Section 409A of the Code.

“Separation From Service” shall mean that employment or service with the Corporation and any entity that is to be treated as a single employer with the Corporation for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is reasonably anticipated that no further services will be performed.

“Specified Employee” means a US Taxpayer who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the Code.

Compliance with Section 409A

In General. Notwithstanding any provision of the Plan to the contrary, it is intended that any payments under the Plan either be exempt from or comply with Section 409A, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Each payment (including each issuance of Stapled Units) made in respect of Deferred Stapled Units shall be deemed to be a separate payment for purposes of Section 409A. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan or any other plan maintained by the Corporation or other Granite Entity (including any taxes and penalties under Section 409A), and neither the Corporation nor any Granite Entity shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any Beneficiary) harmless from any or all of such taxes or penalties.

Distributions to Specified Employees. Solely to the extent required by Section 409A, any payments or Stapled Units in respect of Deferred Stapled Units which are subject to Section 409A and which have become payable or issuable, as the case may be, on or following Separation from Service to any Participant who is determined to be a Specified Employee shall not be paid or issued before the date which is six months after such Specified Employee’s Separation from Service (or, if earlier, the date of death of such Specified Employee). Following any applicable six month delay of payment, all such delayed payments or issuances shall be made to the Specified Employee (in a lump sum in the case of cash payments) on the earliest possible payment date.

Tax Withholding. A US Taxpayer shall be required to pay to the Corporation or other Granite Entity, and the Corporation and each other Granite Entity shall have the right and is hereby authorized to withhold, from any cash or other compensation payable under the Plan, or from any other compensation or amounts owing to the US Taxpayer, the amount of any required withholding taxes in respect of amounts paid under the Plan and to take such other action as may be necessary in the opinion of the Corporation to satisfy all obligations for the payment of such withholding and taxes.

Amendment of Appendix.

Subject to Applicable Law, the Board shall retain the power and authority to amend or modify this Appendix to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A. Such amendments may be made without the approval of any US Taxpayer.